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Blazing Star Cafe

Bagel Shop

Charleston, SC 29407
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
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THE PITCH
Blazing Star Cafe is seeking investment to open a location.
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OUR STORY

Blazing Star Cafe started as a part of the exploratory food court at The Workshop on Upper King Street, where it ran as a weekend pop-up from August 2020 to May 2021. This wonderful opportunity provided the owner the needed time, space, and equipment to hone her recipes, refine menu selections, and develop a customer base.

Owner Bettina Fisher is ready to build her own BAGELRY in the Charleston area!
In the meantime, we are operating pop-ups across the city!
We are currently delivering wholesale bagels four days a week to Community Supported Grocery in Charleston, a local of CSA/ artisanal delivery service.
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THE TEAM
Bettina Fisher
Owner/ Operator

Bettina Fisher relocated to Charleston from Brooklyn, NY in 2013. Her experience encompasses many aspects of the food and beverage business, from catering, to fast casual, to fine dining. She has worked as a food stylist, a restaurant consultant, a writer, an event coordinator, a restaurant host and a kitchen manager. Blazing Star Cafe is her first solo business venture, which she began as a weekend stall at the exploratory food court at Workshop, in August 2020. She lives near Shem Creek, in Mt Pleasant.

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BAGELS
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OUR MISSION

To become an integral part of the culinary and cultural Lowcountry landscape of Charleston, SC, filling an open market segment by creating high quality, locally produced bagels, and selling bagel sandwiches, beverages and related comestibles in a modern, well designed bagel bakery (or bagelry) and cafe.

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BLAZING STAR PITCH DECK
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INTENDED USE OF FUNDS

An Investment of $150,000 will secure:

$30,000 for equipment, including convection oven, stove, bagel kettle, work tables, refrigeration and freezer space

$70,000 for a downpayment on the lease of an existing location in West Ashley

$7,000 for tables, chairs, & shelves

$10,000 for deposits and insurance

$30,000 for graphic design, signage, marketing, website, menus & collateral material

$3,000 for legal, accounting & permits

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DESIGN: THE BLAZING STAR CAFE DESIGN AESTHETIC IS COASTAL AND SCANDINAVIAN INSPIRED.

Anchored by neutral wood and ceramic tile, and decorated with colorful accents in order to create a clean, sophisticated, urban feeling.

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1,700 sq. ft.

Floor Space

2020

Founded

800 bagels

Per Day

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MENUS!

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Mainvest Compensation $1,200

Architect MEP $18,800

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,274,000	$1,465,101	$1,684,867	$1,937,598	$2,228,239
Cost of Goods Sold	$382,000	$156,400	$179,860	$206,839	$237,864
Gross Profit	$892,000	$1,308,701	$1,505,007	$1,730,759	$1,990,375

EXPENSES

Rent	$26,352	$54,000	$56,000	$58,000	$60,000
Utilities	$18,000	$13,530	$13,868	$14,214	$14,569
Salaries	$224,000	$172,500	$198,375	$228,131	$262,350
Insurance	$2,400	$6,150	$6,303	$6,460	$6,621
Equipment Lease	$3,500	$20,500	$21,012	$21,537	$22,075
Repairs & Maintenance	$13,000	$10,250	$10,506	$10,768	$11,037
Legal & Professional Fees	$4,500	$7,687	$7,879	$8,075	$8,276
Ingredients	$88,000	$101,200	$116,380	$133,837	$153,912
Misc	$24,000	$27,600	$31,740	$36,501	$41,976
Operating Profit	$488,248	$895,284	$1,042,944	$1,213,236	$1,409,559

This information is provided by Blazing Star Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Blazing Star Bagels & Cafe Business Plan.pdf

Investment Round Status

Target Raise $20,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends February 4th, 2022

Summary of Terms

Legal Business Name Knead Dough
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.7×
Investment Multiple 1.55×
Business's Revenue Share 0.9%-4.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1st, 2028
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Knead Dough LLC dba Blazing Star Bagels's fundraising. However, Knead Dough LLC dba Blazing Star Bagels may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Blazing Star Bagels Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Blazing Star Bagels Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Blazing Star Bagels Cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Blazing Star Bagels Cafe's core business or the inability to compete successfully against the with other competitors could negatively affect Blazing Star Bagels Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Blazing Star Bagels Cafe's management or vote on and/or influence any managerial decisions regarding Blazing Star Bagels Cafe. Furthermore, if the founders or other key personnel of Blazing Star Bagels Cafe were to leave Blazing Star Bagels Cafe or become unable to work, Blazing Star Bagels Cafe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Blazing Star Bagels Cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Blazing Star Bagels Cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Blazing Star Bagels Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Blazing Star Bagels Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Blazing Star Bagels Cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Blazing Star Bagels Cafe's financial performance or ability to continue to operate. In the event Blazing Star Bagels Cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Blazing Star Bagels Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Blazing Star Bagels Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Blazing Star Bagels Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Blazing Star Bagels Cafe will carry some insurance, Blazing Star Bagels Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Blazing Star Bagels Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Blazing Star Bagels Cafe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Blazing Star Bagels Cafe's management will coincide: you both want Blazing Star Bagels Cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Blazing Star Bagels Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while Blazing Star Bagels Cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Blazing Star Bagels Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Blazing Star Bagels Cafe or management), which is responsible for monitoring Blazing Star Bagels Cafe's compliance with the law. Blazing Star Bagels Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Blazing Star Bagels Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Blazing Star Bagels Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Blazing Star Bagels Cafe, and the revenue of Blazing Star Bagels Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Blazing Star Bagels Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Blazing Star Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blazing Star Cafe isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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